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SEC OMMISSION

04017453

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASH., D.C. 153

SEC FILE NUMBER
8-16981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Empire Drive
(No. and Street)

Rensselaer,	NY	12144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Del Pozzo, Vice President and CFO — 518-431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Urbach, Kahn & Werlin, LLP
(Name – *if individual, state last, first, middle name*)

66 State Street	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/25

OATH OR AFFIRMATION

I, Todd Baughn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA R. SPANER
Notary Public, State of New York
NO. OISP6055743
Qualified in Albany County
My Commission Expires 3/5/07

Notary Public

Signature

Manager, Marketing & Compliance

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ Report on internal control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Healthcare Community Securities Corporation

Financial Statements and Supplementary Information

December 31, 2003 and 2002

UK&W Urbach Kahn & Werlin LLP
CERTIFIED PUBLIC ACCOUNTANTS

Healthcare Community Securities Corporation

Contents

Urbach Kahn & Werlin LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying balance sheets of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Urbach Kahn & Werlin LLP

Albany, New York
February 13, 2004

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Balance Sheets
December 31, 2003 and 2002

	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 513	$ 17,922
Investment in money market fund, at market value	1,068,921	824,738
Commissions receivable	661,105	565,104
Due from affiliate	822,874	130,913
Other receivables	46,735	-
Total current assets	2,600,148	1,538,677
Property and Equipment, net	27,270	32,001
Total assets	$ 2,627,418	$ 1,570,678
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued expenses	$ 1,427,460	$ 898,971
Total current liabilities	1,427,460	898,971
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued, and outstanding	100	100
Additional paid-in capital	99,900	99,900
Retained earnings	1,099,958	571,707
Total stockholder's equity	1,199,958	671,707
Total liabilities and stockholder's equity	$ 2,627,418	$ 1,570,678

See Notes to Financial Statements.

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Statements of Income
Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Gross commissions	$7,010,252	$6,635,209
Less commissions paid to other broker/dealers	3,775,055	3,724,865
Net commissions	3,235,197	2,910,344
Consulting fees	61,400	-
Interest income	4,966	11,328
	3,301,563	2,921,672
Expenses:		
Management fee	14,675	650,000
Employee compensation and benefits	1,005,375	931,346
Insurance	66,893	60,793
Professional	131,076	140,338
Occupancy	39,549	81,158
Consulting expense	45,000	-
Other operating expenses	193,869	293,712
	1,496,437	2,157,347
Income before income taxes	1,805,126	764,325
Income tax expense	676,875	299,707
Net income	$1,128,251	$ 464,618

See Notes to Financial Statements.

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2002	$ 100	$ 99,900	$ 707,089	$ 807,089
Net income	-	-	464,618	464,618
Dividends paid	-	-	(600,000)	(600,000)
Balance, December 31, 2002	$ 100	$ 99,900	$ 571,707	$ 671,707
Balance, January 1, 2003	$ 100	$ 99,900	$ 571,707	$ 671,707
Net income	-	-	1,128,251	1,128,251
Dividends paid	-	-	(600,000)	(600,000)
Balance, December 31, 2003	$ 100	$ 99,900	$ 1,099,958	$ 1,199,958

See Notes to Financial Statements.

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net income	$ 1,128,251	$ 464,618
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	4,732	4,732
(Increase)/decrease in accounts receivable	(96,001)	275,805
Increase in other receivables	(46,735)	-
Decrease/(increase) in accrued expenses	528,489	(295,331)
Cash provided by operating activities	1,518,736	449,824
Cash Flow From Financing Activities		
(Increase)/decrease in due from affiliates	(691,962)	64,419
Dividends paid	(600,000)	(600,000)
Cash used in financing activities	(1,291,962)	(535,581)
Cash Flow From Investing Activities		
Increase in investment in money market fund	(244,183)	(141,374)
Cash used in investing activities	(244,183)	(141,374)
Net decrease in cash and cash equivalents	(17,409)	(227,131)
Cash and cash equivalents, beginning of year	17,922	245,053
Cash and cash equivalents, end of year	$ 513	$ 17,922

See Notes to Financial Statements.

Note 1. Description of Organization and Summary of Significant Accounting Policies

(a) *Organization*

Healthcare Community Securities Corporation (the Corporation) is an indirect subsidiary of HANYS Services, Inc. (Parent), a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing for the growth and expansion of insurance and investment products and services available to HANYS members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

HANYS Services, Inc. provides management consulting, installation, training and support for software products sold to healthcare organizations statewide.

HANYS is a membership organization which provides various dues-supported services and program services to promote improved healthcare within New York State.

(b) *Revenue Recognition*

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions.

(c) *Income Taxes*

The Parent charges the Corporation for its share of Federal income tax expense, as if it filed a separate return, regardless of consolidated tax results. Income tax expense has been provided on income as reported in the statement of income.

(d) *Property and Equipment*

Property and equipment is recorded at cost. Depreciation is recorded over the estimated useful lives of the respective assets which is ten years using the straight-line method.

(e) *Securities and Exchange Commission Rule 15c3-3 Exemption*

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2003 or December 31, 2002. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

(f) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Description of Organization and Summary of Significant Accounting Policies, Continued

(g) *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Corporation considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(h) *Reclassification*

Certain balances in the prior year financial statements have been reclassified to conform with the current year presentation.

Note 2. Related Party Transactions

The Corporation's Parent allocates certain operating expenses to the Corporation for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Corporation. The Parent is reimbursed by the Corporation on a monthly basis. During 2003, the Corporation's Parent revised the allocation methodology used to allocate the Corporation's share of expenses incurred by the Parent for the benefit of the Corporation. This revision resulted in the reduction of allocable expenses charged to the Corporation as compared to previous years by approximately $635,000. This reduction is netted against the Corporation's 2003 management fee expense of $650,000 and is reported in the statement of income. Management fee expense was approximately $650,000 in 2002.

Note 3. Investment in Money Market Fund

The Corporation has an investment in a money market mutual fund to achieve its investment objective of low risk and high liquidity. The fund invests only in money market instruments backed by the full faith and credit of the United States Government. The market value of the fund was equal to its carrying amount of approximately $1,068,000 and $824,700 at December 31, 2003 and 2002, respectively.

Note 4. Other Operating Expenses

Other operating expenses for the years ended December 31, 2003 and 2002 consisted of the following:

	2003	2002
Direct administrative fees	$ 5,403	$ 12,782
Travel	94,756	82,306
Telephone	21,994	30,853
Printing and postage	7,619	7,194
Maintenance and repairs	16,604	17,290
Advertising and promotion	27,017	24,686
Seminar and conference space	8,654	10,709
Depreciation expense	4,732	4,732
Office supplies and other	7,092	103,160
	$193,869	$293,712

Note 5. Pension Plan

The Corporation has a defined contribution plan covering substantially all of their employees. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the year ended December 31, 2003 and 2002 were $56,162 and $57,017, respectively.

Note 6. Deferred Compensation Plan

During 2002, the Parent established a Deferred Compensation Plan effective January 1, 2002, for the benefit of highly compensated employees of the Parent and its subsidiaries, which will provide for a benefit to the employee at the age of retirement (65 years old).

This plan is to be funded through deferment of a portion of the employee's annual earnings. Annual contributions are limited to the maximum permitted under the Internal Revenue Code (IRC) 457(b). (While this plan is not a 457(b) plan, the Corporation has elected to limit salary deferments to the plan as they would be limited by IRC 457(b)). This limitation for 2003 was $12,000.

As of December 31, 2003 and 2002, the Corporation had no participants in the plan.

Note 7. Property and Equipment

Property and equipment at December 31, 2003 and 2002 consisted of the following:

	2003	2002
Furniture	$27,165	$27,165
Office equipment	20,152	20,152
	47,317	47,317
Less accumulated depreciation	20,047	15,316
Furniture and equipment, net	$27,270	$32,001

Note 8. Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $25,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2003 and 2002, the Corporation had net capital, as defined of approximately $272,700 and $581,300, respectively, which was approximately $177,500 and $530,100 in excess of its minimum required net capital of approximately $95,200 and $51,200 at December 31, 2003 and 2002, respectively. The Corporation's ratio of aggregate indebtedness to net capital was 5.2 to 1 and 1.3 to 1 at December 31, 2003 and 2002, respectively.

Supplementary Information

SCHEDULE 1

Healthcare Community Securities Corporation
(A Wholly-Owned Subsidiary of Group Insurance Agency, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net Capital	
Total stockholder's equity qualified for net capital	$ 1,199,958
Deductions and/or charges:	
Non-allowable assets:	
Other receivables	(46,735)
Commissions receivable	(9,000)
Due from affiliates	(822,874)
Property and equipment, net	(27,270)
Net capital before haircuts on securities positions	294,079
Haircuts on money market investment	(21,378)
Net capital	$ 272,701
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 1,427,460
Total aggregate indebtedness	$ 1,427,460
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 95,164
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	177,537
Excess net capital at 1000%*	$ 129,955

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) FOCUS Report, and the above schedule as of December 31, 2003.

Other Reports

Report on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements of Healthcare Community Securities Corporation (the Corporation) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Urbach Kahn & Werlin LLP

Albany, New York
February 13, 2004